ACM Managed Dollar Income Fund, Inc. 4-29-09 N-SAR Exhbit 77Q1


AMENDMENT TO BYLAWS
ACM Managed Dollar Income Fund, Inc.

At the February 3 5 2009 Regular Board Meeting

The Board of Directors of the Fund amended Article II,
Section 2 of the Funds Amended and Restated Bylaws to read in its entirety as follows-

Section 2 Annual Meetings An annual meeting of stockholders for the election of directors and the transaction of any other business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors between September 1 and September 30 in each year.

ablegal -  1563461 v1